UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 8-A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

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THE COOPER COMPANIES, INC.
(Exact name of registrant as specified in its charter)

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Delaware	94-2657368
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6101 Bollinger Canyon Road, Suite 500 San Ramon, California	94583
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value 0.10 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): N/A
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

EXPLANATORY NOTE
The Cooper Companies, Inc. (the “Company”) is filing this Registration Statement on Form 8-A in connection with the transfer of the listing of its common stock, par value $0.10 per share (“Common Stock”), from The New York Stock Exchange (the “NYSE”) to the Nasdaq Global Select Market of The Nasdaq Stock Market LLC (“Nasdaq”). The Company expects the listing and trading of its Common Stock on the NYSE to cease at the close of trading on September 25, 2023 and that trading of its Common Stock will commence on Nasdaq on the next trading day, September 26, 2023.
Item 1.    Description of Registrant’s Securities to be Registered.
DESCRIPTION OF CAPITAL STOCK

As of September 24, 2023, the Company was authorized to issue (i) 120,000,000 shares of common stock, $0.10 par value, of which 54.0 million shares were outstanding, and (ii) 1,000,000 shares of preferred stock, $0.10 par value, of which zero shares were outstanding.

The following summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and the Company’s Second Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

COMMON STOCK

The holders of the Company’s common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

The holders of the Company’s common stock are entitled to dividends as the Company’s board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of preferred stock that the Company may issue in the future.

The Certificate of Incorporation does not provide for cumulative voting in connection with the election of directors. In the case of an uncontested election, directors will be elected by a majority of the shares voting once a quorum is present. In the case of a contested election, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of the Company’s common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

The Company’s Amended and Restated By-laws (the “By-laws”) provide that special meetings of stockholders may be called by the Chairman of the Board of Directors, a majority of the Board of Directors, or stockholders owning a majority in amount of the Company’s entire capital stock issued and outstanding and entitled to vote. The By-laws also specify an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and for business to be brought before a meeting of stockholders. These provisions may be considered to have an anti-takeover effect.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of the Company’s common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future. All of the outstanding shares of common stock are fully paid and non-assessable.

The Company’s common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

DELAWARE ANTI-TAKEOVER LAW

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Item 2.    Exhibits.
Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed as part of this Registration Statement because no other securities of the Company are registered, or are to be registered, on Nasdaq pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE COOPER COMPANIES, INC.

Date: September 25, 2023	By:	/s/ Nicholas S. Khadder
Nicholas S. Khadder
General Counsel and Corporate Secretary